EXHIBIT 21
Verizon Communications Inc. and Subsidiaries
Principal Subsidiaries of Registrant at December 31, 2021

Name	State of Incorporation / Organization
Verizon Delaware LLC	Delaware

Verizon Maryland LLC	Delaware

Verizon New England Inc.	New York

Verizon New Jersey Inc.	New Jersey

Verizon New York Inc.	New York

Verizon Pennsylvania LLC	Delaware

Verizon Virginia LLC	Virginia

Cellco Partnership (d/b/a Verizon Wireless)	Delaware

GTE Wireless LLC	Delaware

Verizon Americas LLC	Delaware

Verizon Ventures LLC	Delaware

Verizon International Inc.	Delaware

AirTouch Cellular Inc.	California

BAMS Communications LLC	Delaware

Verizon International Business Ventures Inc.	Delaware

MCI Communications Services LLC	Delaware

Verizon Business Network Services LLC	Delaware

Alltel Corporation	Delaware